AVG Reports Strong Second Quarter Financial Results

Revenue increases 22% to $100.4 million; GAAP diluted EPS is $0.39;

Non-GAAP diluted EPS is $0.54

AMSTERDAM, August 1, 2013 — AVG Technologies N.V. (NYSE: AVG), the provider of Internet and mobile security, privacy and optimization to 155 million active users, today reported results for the second quarter ended June 30, 2013.

Revenue for the second quarter of 2013 was $100.4 million, compared with $82.5 million in the second quarter of 2012, an increase of 22 percent.

Net income for the second quarter of 2013 was $21.7 million, or $0.39 per diluted ordinary share. This compares with net income of $11.0 million, or $0.20 per diluted ordinary share in the prior year’s second quarter, an increase of 95 percent per diluted ordinary share.

Non-GAAP adjusted net income for the second quarter of 2013 was $29.4 million, or $0.54 per diluted ordinary share. This compares with non-GAAP adjusted net income of $17.3 million, or $0.32 per diluted ordinary share, for the same period of the prior year, an increase of 69 percent per diluted ordinary share1.

Unlevered free cash flow was $41.2 million for the quarter, compared with $29.7 million for the same period in the prior year, an increase of 39 percent. At June 30, 2013, deferred revenue was $188.2 million and net cash was $5.0 million.

During the second quarter, we completed the acquisitions of the businesses of PrivacyChoice LLC and of LPI Level Platforms Inc., strengthening our consumer and SMB offerings respectively.

“It has been a strong quarter for AVG in many areas. First, we are excited to welcome Gary Kovacs as our new CEO. His vision and expertise across all areas of the business will help us accelerate the delivery of our products to Internet users everywhere,” commented John Little, CFO of AVG Technologies.

“We have again reported strong financial results for the quarter and delivered solid growth in our subscription business. Our platform business contributed well, following a record first quarter. We closed the quarter with 155 million active users, a year over year increase of 21 percent, including 44 million mobile users, up nicely over the first quarter. We remain confident in the opportunity ahead with mobile as the cornerstone of our multi-platform, multi-screen strategy,” concluded Little.

Financial Outlook

Based on information available as of August 1, 2013, AVG is raising its outlook for fiscal 2013 as follows:

•	Revenue is expected to be in the range of $416 million to $427 million.
•	Net income is expected to be in the range of $75 million to $86 million; diluted EPS is expected to be in the range of $1.35 to $1.55.

1 Non-GAAP results for the second quarter of 2013 exclude $1.6 million in share based compensation expense, $2.3 million in acquisition amortization, $3.0 million in “one-off items” together with a $4.8 million adjustment to normalize to a tax rate of 14 percent, as described in the Reconciliation of GAAP measures to non-GAAP measures.

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•	Non-GAAP adjusted net income is expected to be in the range of $110 million to $116 million; non-GAAP diluted EPS is expected to be in the range of $2.00 to $2.10.
•	Operating cash flow is expected to be in the range of $165 million to $170 million; non-GAAP unlevered free cash flow is expected to be in the range of $150 million to $155 million.

Similarly, AVG is providing the following financial outlook for the third quarter of 2013:

•	Revenue is expected to be in the range of $100 million to $104 million.
•	Net income is expected to be in the range of $15 million to $19 million; diluted EPS is expected to be in the range of $0.26 to $0.35.
•	Non-GAAP adjusted net income is expected to be in the range of $25 million to $27 million; non-GAAP diluted EPS is expected to be in the range of $0.44 to $0.49.

AVG’s expectation of non-GAAP adjusted net income for the third quarter of 2013 and fiscal year 2013 excludes share-based compensation expense, acquisition amortization and certain other adjustments, and assumes a normalized tax rate of 14 percent. For the purpose of calculating diluted EPS and non-GAAP diluted EPS, the Company assumes approximately 56 million weighted-average diluted ordinary shares outstanding for the third quarter and approximately 55 million weighted-average diluted ordinary shares outstanding for the full year.

Conference Call Information

AVG will hold its quarterly conference call today at 23:00 CET/5:00 p.m. ET/2:00 p.m. PT to discuss its second quarter 2013 financial results, business highlights and outlook. The conference call may be accessed via webcast at http://investors.avg.com or by calling +1 (877) 941-1428 (United States and Canada) or +1 (480) 629-9665 (International).

A replay of the webcast can be accessed via http://investors.avg.com. Additionally, an audio replay of the conference call will be available through August 8, 2013 by calling +1 (800) 406-7325 (United States and Canada) or +1 (303) 590-3030 (International), conference passcode required: 4630301#.

Use of Non-GAAP Financial Information

This press release contains supplemental non-GAAP financial measures including the following: non-GAAP adjusted net income, non-GAAP adjusted net income per diluted ordinary share and non-GAAP unlevered free cash flow. The presentation of this supplemental non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with generally accepted accounting principles in the United States. In particular, adjusted net income, adjusted net income per diluted ordinary share and unlevered free cash flow should not be considered as measurements of the Company’s financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income, cash flow from operations or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of the Company’s liquidity. Adjusted net income, adjusted net income per diluted ordinary share and unlevered free cash flow have limitations as analytical tools and should not be considered in isolation from, or as substitutes for, analysis of AVG’s results of operations, including its cash flows, as reported under U.S. GAAP. Some of the limitations of adjusted net income, adjusted net income per diluted ordinary share and unlevered free cash flow as financial measures are:

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•	they do not reflect the Company’s future requirements for capital expenditure or contractual commitments, nor, in the case of the income measures, do they reflect the actual cash contributions received from customers;

•	except in the case of unlevered free cash flow, they do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•	although amortization and share-based compensation are non-cash charges, the assets being amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in AVG’s industry may calculate these measures differently than AVG does, limiting their usefulness as comparative measures.

Because of these limitations, investors should rely on AVG’s consolidated financial statements prepared in accordance with U.S. GAAP and treat the Company’s non-GAAP financial measures as supplemental information only.

AVG is providing these non-GAAP financial measures because it believes that such measures provide important supplemental information to management and investors about the Company’s core operating results, primarily because the non-GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of the Company’s core operating results or business outlook. AVG management uses these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating the Company’s operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing the Company’s performance against its historical performance.

For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. GAAP, please see “Reconciliation of GAAP to non-GAAP financial measures”. All non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with U.S. GAAP.

Forward-Looking Statements

This press release contains forward-looking statements within the Private Securities Litigation Reform Act of 1995, including those relating to an expected range of revenue, net income, EPS, operating cash flow, non-GAAP adjusted net income, non-GAAP EPS and non-GAAP unlevered free cash flow for the three months ending September 30, 2013 and/or the fiscal year ending December 31, 2013 and/or future periods, as well as those relating to the expectation that the nomination of the Company’s new Chief Executive Officer will be approved by a general meeting of shareholders, the timing and outcome of the transition regarding the Company’s new Chief Executive Officer, and the future prospects of AVG. Words such as “expects,” “expectation,” “intends,” “assumes,” “believes” and “estimates,” variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: voting results at the Company’s general meetings of shareholders; changes in the Company’s growth strategies; changes in the Company’s future prospects, business development, results of operations and financial condition; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; flaws in the assumptions underlying the calculation of the number of the Company’s active users; potential effects of changes in the applicable search guidelines of our search partners; the termination of or changes to the Company’s relationships with its partners, including Google, Yahoo!, and other third parties; changes in the Company’s and its partners’ responses to privacy concerns; the ability for the Company to successfully diversify its portfolio of search partners; the Company’s plans to launch new products and online services and monetize its full user base; the Company’s ability to attract and retain active and subscription users; the Company’s ability to retain key personnel and attract new talent; the Company’s ability to adequately protect its intellectual property; flaws in the Company’s internal controls or IT systems; the Company’s geographic expansion plans; the anticipated costs and benefits of the Company’s acquisitions; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; the Company’s legal and regulatory compliance efforts; and worldwide economic conditions and their impact on demand for the Company’s products and services. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

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Further information on these factors and other risks that may affect the Company’s business is included in filings AVG makes with the U.S. Securities and Exchange Commission (SEC) from time to time, including its Annual Report on Form 20-F, particularly under the heading “Risk Factors”.

The financial information contained in this press release should be read in conjunction with the consolidated financial statements and notes thereto to be included in the Company's reports on Form 6-K and Form 20-F. The Company's results of operations for the second quarter ended June 30, 2013 are not necessarily indicative of the Company's operating results for any future periods.

These documents are available online from the SEC or in the Investor Relations section of the Company’s website at http://investors.avg.com. Information on the AVG website is not part of this release. All forward-looking statements in this press release are based on information currently available to the Company, and AVG assumes no obligation to update these forward-looking statements in light of new information or future events.

About AVG

AVG’s mission is to simplify, optimize and secure the Internet experience, providing peace of mind to a connected world. AVG’s powerful yet easy-to-use software and online services put users in control of their Internet experience. By choosing AVG’s software and services, users become part of a trusted global community that benefits from inherent network effects, mutual protection and support. AVG has grown its user base to 155 million active users as of June 30, 2013 and offers a product portfolio that targets the consumer and small business markets and includes Internet security, PC performance optimization, online backup, mobile security, identity protection and family safety software. www.avg.com

Contact:

Erica Abrams

The Blueshirt Group for AVG

+1 (415) 217-5864

erica@blueshirtgroup.com

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AVG Technologies N.V.

Unaudited condensed consolidated balance sheets

(In thousands of U.S. dollars)

	December 31, 2012	June 30, 2013
ASSETS
Current assets:
Cash and cash equivalents	$51,890	$71,712
Restricted cash	514	781
Trade accounts receivable, net	32,664	26,627
Inventories	702	501
Deferred income taxes	24,361	30,889
Prepaid expenses	5,080	6,441
Other current assets	6,684	5,323
Total current assets	121,895	142,274
Property and equipment, net	14,594	14,675
Deferred income taxes	53,805	45,396
Intangible assets, net	41,207	63,504
Goodwill	81,276	85,549
Investment in equity affiliate	-	-
Investments	9,750	-
Other assets	939	6,027
Total assets	$323,466	$357,425

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$8,757	$7,107
Accrued compensation and benefits	21,575	18,708
Accrued expenses and other current liabilities	28,787	31,661
Current portion of long-term debt	12,226	16,667
Income taxes payable	3,343	8,344
Deferred tax liabilities	1,091	127
Deferred revenue	148,308	155,157
Total current liabilities	224,087	237,771
Long-term debt, less current portion	85,005	50,000
Deferred revenue, less current portion	32,848	33,063
Other non-current liabilities	4,096	8,919
Total liabilities	346,036	329,753
Ordinary shares	722	727
Additional paid-in capital (Distributions in excess of capital)	(130,432)	(128,158)
Treasury shares	(3,826)	(1,923)
Accumulated other comprehensive loss	(4,090)	(4,162)
Retained earnings	115,056	161,188
Total shareholders' (deficit) equity	(22,570)	27,672
Total liabilities and shareholders' (deficit) equity	$323,466	$357,425

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AVG Technologies N.V.

Unaudited condensed consolidated interim statements of comprehensive income

(In thousands of U.S. dollars, except for share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2013	2012	2013
Revenue:
Subscription	$47,354	$61,000	$93,984	$117,579
Platform-derived	35,169	39,381	71,524	87,528
Total revenue	82,523	100,381	165,508	205,107
Cost of revenue:
Subscription	6,612	6,220	13,803	13,649
Platform-derived	7,292	9,537	10,666	16,214
Total cost of revenue	13,904	15,757	24,469	29,863
Gross profit	68,619	84,624	141,039	175,244
Operating expenses:
Research and development	(13,129)	(14,145)	(27,148)	(28,791)
Sales and marketing	(20,396)	(23,147)	(41,412)	(46,566)
General and administrative	(15,465)	(15,516)	(31,804)	(35,773)
Total operating expenses	(48,990)	(52,808)	(100,364)	(111,130)
Operating income	19,629	31,816	40,675	64,114
Other expense, net	(5,168)	(4,512)	(11,349)	(6,598)
Income before income taxes and loss from investment in equity affiliate	14,461	27,304	29,326	57,516
Income tax (provision) benefit	(3,346)	(5,614)	(7,264)	(11,384)
Loss from investment in equity affiliate	(69)	-	(109)	-
Net income	$11,046	$21,690	$21,953	$46,132
Comprehensive income	$10,444	$22,999	$22,425	$46,060

Earnings per share:
Net income	$11,046	$21,690	$21,953	$46,132
Preferred share dividends	-	-	(753)	-
Net income available to ordinary shareholders - basic	$11,046	$21,690	$21,200	$46,132
Net income available to ordinary shareholders - diluted	$11,046	$21,690	$21,953	$46,132
Earnings per ordinary share – basic	$0.20	$0.40	$0.42	$0.85
Earnings per ordinary share – diluted	$0.20	$0.39	$0.41	$0.84
Weighted-average shares outstanding - basic	54,385,471	54,487,750	50,646,911	54,257,788
Weighted-average shares outstanding - diluted	54,790,096	54,949,534	53,978,362	54,788,767

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AVG Technologies N.V.

Unaudited condensed consolidated interim statements of cash flows

(In thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2013	2012	2013
OPERATING ACTIVITIES:
Net income	$11,046	$21,690	$21,953	$46,132
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	4,256	5,362	8,373	10,461
Share-based compensation	3,695	1,593	8,026	5,226
Deferred income taxes	518	(1,234)	1,365	566
Change in the fair value of contingent consideration liabilities	116	172	268	987
Amortization of financing costs and loan discount	629	2,856	1,333	3,845
Loss from investment in equity affiliate	69	-	109	-
Loss (gain) on sale of property and equipment	(27)	(41)	(41)	(76)
Net change in assets and liabilities, excluding effects of acquisitions:
Trade accounts receivable, net	(1,269)	5,141	(3,284)	6,541
Inventories	164	118	229	198
Accounts payable and accrued liabilities	5,861	3,872	6,512	1,218
Accrued compensation and benefits	2,322	(723)	2,471	(2,582)
Deferred revenue	2,218	716	6,268	9,886
Income taxes payable	2,672	1,221	1,047	4,105
Other assets	(336)	3,101	(1,211)	566
Other liabilities	646	318	(238)	356
Net cash provided by operating activities	32,580	44,162	53,180	87,429
INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(6,820)	(4,083)	(8,692)	(7,821)
Proceeds from sale of property and equipment	41	75	74	128
Cash payments for acquisitions, net of cash acquired	-	(23,330)	(3,947)	(26,195)
Proceeds from sale of investment	-	9,750	-	9,750
Decrease (increase) in restricted cash	(561)	(3,775)	(561)	(4,587)
Net cash used in investing activities	(7,340)	(21,363)	(13,126)	(28,725)
FINANCING ACTIVITIES:
Payment of contingent consideration	-	(50)	-	(225)
Payment of deferred purchase consideration	(1,900)	-	(1,900)	-
Proceeds of new borrowing	-	75,000	-	75,000
Debt issuance costs	-	(774)	-	(774)
Repayment of principal on long-term borrowings	(5,875)	(86,140)	(29,375)	(109,196)
Proceeds from issuance of ordinary shares	-	-	64,000	-
Share issuance costs	(1,070)	-	(8,040)	-
Dividends paid	-	-	(2,555)	-
Proceeds from exercise of share options	29	1,709	347	1,908
Repurchases of share rights and options from employees	(63)	(6)	(908)	(2,906)
Repurchase of own shares	-	(1,509)	-	(1,509)
Net cash provided by (used in) financing activities	(8,879)	(11,770)	21,569	(37,702)
Effect of exchange rate fluctuations on cash and cash equivalents	(165)	(102)	1,362	(1,180)
Change in cash and cash equivalents	16,196	10,927	62,985	19,822
Beginning cash and cash equivalents	107,529	60,785	60,740	51,890
Ending cash and cash equivalents	$123,725	$71,712	$123,725	$71,712
Supplemental cash flow disclosures:
Income taxes paid	$(188)	$(2,889)	$(2,588)	$(4,659)
Interest paid	$(4,325)	$(655)	$(8,873)	$(2,690)
Supplemental non-cash disclosures:
Issuance of ordinary shares on conversion of Class D preferred shares	$-	$-	$191,954	$-

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AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(In thousands of U.S. dollars, except for users, active users and revenue per average active user data)

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2013	2012	2013
Net cash provided by operating activities	$32,580	$44,162	$53,180	$87,429
Less: Payments for property and equipment and intangible assets	(6,820)	(4,083)	(8,692)	(7,821)
Add: Interest paid, net of tax	3,893	589	7,986	2,421
Less: Other adjustments (1)	-	554	-	3,021
Unlevered free cash flow	$29,653	$41,222	$52,474	$85,050

(1) Other adjustments relate to the rationalization of the Company’s global operations that commenced in the fourth quarter of 2012.

Revenue	$82,523	$100,381	$165,508	$205,107
Unlevered free cash flow	29,653	41,222	52,474	85,050
Cash conversion	36%	41%	32%	41%

Total revenue	$82,523	$100,381	$165,508	$205,107
Active users at period end (in millions) (1)	128	155	128	155
Average active users (in millions) (2)	121	153	118	151
Three and six months revenue per average active user	$0.68	$0.66	$1.40	$1.36

	Twelve months ended
	June 30,
	2012	2013
Revenue	$310,977	$395,565
Active users at period end (in millions) (1)	128	155
Average active users (in millions) (2)	113	142
Rolling twelve months revenue per average active user	$2.75	$2.79

(1)	We continue to measure the number of our active users as (i) PCs or mobile devices on which our free software has been downloaded and installed and that have connected to our server at least twice, including at least once in the preceding 30-day period; (ii) have a valid subscription license for our software solutions; or (iii) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period.
(2)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.

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AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(In thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2013	2012	2013
Gross profit	$68,619	$84,624	$141,039	$175,244
Add back:
- Share-based compensation	5	27	13	25
- Acquisition amortization	1,061	1,352	2,213	2,615
- Other adjustments (1)	-	-	-	(7)
Non-GAAP adjusted gross profit	$69,685	$86,003	$143,265	$177,877
Revenue	$82,523	$100,381	$165,508	$205,107
Non-GAAP adjusted gross profit margin	84%	86%	87%	87%

Operating expenses	$48,990	$52,808	$100,364	$111,130
Less:
- Share-based compensation	(3,690)	(1,566)	(8,013)	(5,201)
- Acquisition amortization	(933)	(973)	(1,835)	(1,993)
- Other adjustments (1)	-	(338)	-	(1,208)
Non-GAAP adjusted operating expenses	$44,367	$49,931	$90,516	$102,728

Operating income	$19,629	$31,816	$40,675	$64,114
Add back:
- Share-based compensation	3,695	1,593	8,026	5,226
- Acquisition amortization	1,994	2,325	4,048	4,608
- Other adjustments (1)	-	338	-	1,201
Non-GAAP adjusted operating income	$25,318	$36,072	$52,749	$75,149
Revenue	$82,523	$100,381	$165,508	$205,107
Non-GAAP adjusted operating income margin	31%	36%	32%	37%

Other expense, net	$5,168	$4,512	$11,349	$6,598
Less:
- Other adjustments (1)	-	(2,643)	-	(2,643)
Non-GAAP adjusted other expense, net	$5,168	$1,869	$11,349	$3,955

(1)	Other adjustments between GAAP and non-GAAP measures in the six months ended June 30, 2013 comprise $2.6 million of accelerated deferred financing costs due to the full voluntary repayment and termination of long-term debt, $0.9 million in charges associated with the rationalization of the Company’s global operations that commenced in the fourth quarter of 2012 and $0.3 million in acquisition related charges arising on the PrivacyChoice integration. In the six months ended June 30, 2012 the Company did not record any charges related to other adjustments.

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AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(In thousands of U.S. dollars, except for share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2013	2012	2013
Net income	$11,046	$21,690	$21,953	$46,132
Add back:
- Share-based compensation	3,695	1,593	8,026	5,226
- Acquisition amortization	1,994	2,325	4,048	4,608
- Other adjustments (1)	-	2,981	-	3,844
- Provision (Benefit) for income taxes	3,346	5,614	7,264	11,384
Adjusted profit before taxes	20,081	34,203	41,291	71,194
Less: Tax effect (2)	(2,821)	(4,788)	(5,796)	(9,967)
Non-GAAP adjusted net income	$17,260	$29,415	$35,495	$61,227

Weighted-average shares outstanding - diluted (in thousands)	54,790	54,950	53,978	54,789
Non-GAAP adjusted net income	$17,260	$29,415	$35,495	$61,227
Non-GAAP diluted EPS	$0.32	$0.54	$0.66	$1.12

(1)	Other adjustments between GAAP and non-GAAP measures in the six months ended June 30, 2013 comprise $2.6 million of accelerated deferred financing costs due to the full voluntary repayment and termination of long-term debt, $0.9 million in charges associated with the rationalization of the Company’s global operations that commenced in the fourth quarter of 2012 and $0.3 million in acquisition related charges arising on the PrivacyChoice integration. In the six months ended June 30, 2012 the Company did not record any charges related to other adjustments.

(2)	The Company’s profit and loss tax charge varies from period to period and has shown significant variations from its cash tax charge. In order to remove the period to period impact of these variations, the Company has used an estimated normalized tax rate of 14% in its historic financial reporting and future projections to better reflect the core operational changes in the business. The normalized tax rate of 14% is approximate and based on an estimate of the Company’s future cash tax rate as well as its recent cash and income statement tax charges.

Share-based compensation

(In thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2013	2012	2013
Cost of revenue	(5)	$(27)	$(13)	$(25)
Research and development	(372)	(180)	(1,060)	(252)
Sales and marketing	(513)	(798)	(1,105)	(556)
General and administrative	(2,805)	(588)	(5,848)	(4,393)
Share-based compensation	(3,695)	$(1,593)	$(8,026)	$(5,226)

Acquisition amortization

(In thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2013	2012	2013
Cost of revenue	(1,061)	$(1,352)	$(2,213)	$(2,615)
Research and development	(4)	(5)	(4)	(8)
Sales and marketing	(929)	(968)	(1,831)	(1,985)
Acquisition amortization	(1,994)	$(2,325)	$(4,048)	$(4,608)

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